February 1, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kevin Dougherty

RE: Matador Resources Company

        Registration Statement on Form S-1 (File No. 176263)

Ladies and Gentlemen:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as the Representatives of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of Matador Resources Company that the effective date of the Registration Statement be accelerated so that such Registration Statement will become effective on February 1, 2012 at 5:00 p.m. Eastern Standard Time, or as soon thereafter as practical.

The following supplemental information is provided under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: January 19, 2012
(ii)	Approximate dates of distribution: January 19, 2012 to January 31, 2012
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 8
(iv)	Number of prospectuses so distributed (approximately):

Prospective Underwriters:	50
Dealers:	2
Institutions:	2,186
Other:	4,174
Total:	6,412

We have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters who will participate in the distribution of the securities registered thereunder.

The undersigned also confirm that they and any participating underwriters and dealers have complied and will continue to comply with Rule 15c2-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, in connection with the above-captioned public offering.

[Signature page follows.]

If you have questions or comments regarding this request, please call Daryl B. Robertson of Hunton & Williams LLP at (214) 468-3371.

Very truly yours, RBC CAPITAL MARKETS, LLC as a Representative of the several underwriters

By:	/s/ Michael Davis
Name: Michael Davis Title: Managing Director

CITIGROUP GLOBAL MARKETS INC. as a Representative of the several underwriters

By:	/s/ Dylan Tornay
Name: Dylan Tornay Title: Managing Director